
January 21, 2011

John G. Corp
President
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

      Re: **Trans Energy, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2009
             Filed March 31, 2010
             Form 10-Q for Fiscal Quarter Ended September 30, 2010
             Filed November 15, 2010
             Response Letter Dated December 8, 2010
             File No. 000-23530

Dear Mr. Corp:

      We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

1.   We have considered the responses you provided in your letters dated April 27, 2010, October 15, 2010, and December 8, 2010 as they relate to our comments seeking to understand your basis for concluding that the proved undeveloped reserves you reflected as of December 31, 2009 met the standard of reasonable certainty in the definition of proved reserves provided in ASC 932-360-20 and Rule 4-10(a)(22) of Regulation S-X. Based on the information and supporting documentation you have provided, we are

unable to agree with your conclusion that the proved undeveloped reserves you reflect as of December 31, 2009 were reasonably certain as defined in the aforementioned literature. Accordingly, you should amend your 2009 Form 10-K to remove the proved undeveloped reserves you booked at December 31, 2009. Additionally, you should reconsider all accounting implications associated with the revision to your total proved reserves, such as depletion expense and impairment testing. Finally, based on the information described above, we have similar concerns with respect to any proved undeveloped reserves you intend to book at December 31, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Consolidated Statements of Operations, page 5

2.   We note from the journal entry you provided in response to prior comment three that you recorded a gain of approximately $24.8 million, which was inclusive of a drilling receivable of approximately $3.5 million. We also note from the 8-K and related exhibits you filed on July 22, 2010 that the cash you received was net of a 20% holdback on certain properties pending the addition of pooling provisions in the underlying leases. Finally, we note the drilling receivable appears to relate to a credit "toward future joint interest billings" pursuant to the JOA. Please address the following with respect to your accounting for this transaction:

- Explain why you believe it was appropriate to recognize a gain for this conveyance. Your response should address in detail your consideration of ASC 932-360-40-1 through 9 as well as any other authoritative accounting literature you considered.

- Clarify how you considered ASC 932-360-55-1 and 932-360-55-5 with respect to your drilling credit. In this regard, it is not clear to us why the drilling receivable should have been factored in to the gain you recognized on this sale.

- Tell us how you intend to account for the 20% holdback when received from Republic.

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director